

January 12, 2021

Victoria Grace
Chief Executive Officer
Queen's Gambit Growth Capital
55 Hudson Yards, 44th Floor
New York, NY 10001

>   **Re: Queen's Gambit Growth Capital**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 17, 2020**
>   **Registration Statement on Form S-1**
>   **Filed December 29, 2020**
>   **File No. 333-251790**

Dear Ms. Grace:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 29, 2020

Manner of conducting redemptions, page 29

1. We note your disclosure that if Agility and Luxor purchase all of the Units subject to their indications of interest and vote in favor of a business combination, the number of votes from public shareholders needed to approve the transaction will be reduced. Where you discuss the percentage of public shares needed to approve a transaction here and throughout the prospectus, please add disclosure of the percentage required if Agility and Luxor vote their shares in favor of a transaction.

<u>Conflicts of Interest, page 131</u>

2.   We note your disclosure on page 132 that officers and directors have additional fiduciary and contractual obligations to other entities. Please include disclosure that identifies each of the entities to which each of your executive officers and directors currently have fiduciary duties or contractual obligations, the nature of each entity's business and of the individual's relationship to it. Consider placing this disclosure in a chart or table if there are several relationships to describe.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at 202-551-3765 or Joel Parker at 202-551-3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction